As filed with the Securities and Exchange Commission on
                                February 8, 2001

                                File No. 70-9633

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                -------------------------------------------------

                        POST-EFFECTIVE AMENDMENT NO. 6 TO
                             APPLICATION-DECLARATION
                                   ON FORM U-1
                                    UNDER THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                -------------------------------------------------
                               UNITIL CORPORATION
                            CONCORD ELECTRIC COMPANY
                        EXETER & HAMPTON ELECTRIC COMPANY
                    FITCHBURG GAS AND ELECTRIC LIGHT COMPANY
                               UNITIL POWER CORP.
                               UNITIL REALTY CORP.
                              UNITL RESOURCES INC.
                              UNITIL SERVICE CORP.
                               6 Liberty Lane West
                        Hampton, New Hampshire 03842-1720
                ------------------------------------------------
                  (Name of companies filing this statement and
                     address of principal executive offices)

                               UNITIL CORPORATION
                               6 Liberty Lane West
                        Hampton, New Hampshire 03842-1720
                -------------------------------------------------
                 (Name of top registered holding company parent)

                                 Mark H. Collin
                                    Treasurer

                               UNITIL CORPORATION
                               6 Liberty Lane West
                        Hampton, New Hampshire 03842-1720
                -------------------------------------------------
                     (Name and address of agent for service)





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                  The Commission is requested to mail copies of
                   all orders, notices and communications to:

                          Joanne C. Rutkowski LeBoeuf,
                          Lamb, Greene & MacRae, L.L.P.

                           1875 Connecticut Ave., N.W.
                              Washington, DC 20009






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     This post-effective amendment amends and restates Post-Effective Amendments
No. 4 and 5 to File No. 70-9633.

     Unitil Corporation, a New Hampshire corporation ("Unitil") and a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), and its wholly owned subsidiary companies, Concord Electric Company ("Concord"), Exeter & Hampton Electric Company ("Exeter"), Fitchburg Gas and Electric Light Company ("Fitchburg"), Unitil Power Corp. ("Unitil Power"), Unitil Realty Corp. ("Unitil Realty"), Unitil Resources, Inc. ("Unitil Resources") and Unitil Service Corp. ("Unitil Service" and, together with Concord, Exeter, Fitchburg, Unitil Power, Unitil Realty and Unitil Resources, the "Subsidiaries" or "Money Pool Participants") hereby request increases in certain authorized borrowing amounts.1 As explained more fully below, Applicants require relief on an expedited basis and so ask the Commission to issue an order granting the requested authority no later than January 31, 2001.

     On June 9, 2000, Unitil and the Subsidiaries, received authority under Sections 6(b), 7, 9(a), 10 and 12(b) of the Act and the Rules 43, 45 and 52 thereunder with respect to (i) short- term borrowing by Unitil, (ii) short-term borrowings by Fitchburg and (iii) the continued use of the system money pool ("Money Pool") by Unitil and the Money Pool Participants, pursuant to the Cash Pooling and Loan Agreement (the "Pooling Agreement") among Unitil and the Money Pool Participants dated as of February 1, 1985, as amended, Holding Co. Act Release No. 27182 (the "Order"). On December 15, 2000, in response to a post-effective amendment, the Commission authorized Unitil to increase its short term borrowing to $35 million. Holding Co. Act Release No. 27307 (Dec. 15, 2000) ("Post-Effective Amendment No. 3").

     The Applicants hereby file this post effective amendment ("Amendment") to their application-declaration on Form U-1 relating to the above-referenced transactions (the "Original Application-Declaration") under the Act in order to increase certain authorized borrowing amounts authorized in the Order.

ITEM 1.  DESCRIPTION OF PROPOSED TRANSACTIONS

     The Applicants hereby submit this Amendment for authorization and approval under Sections 6(a), 7, 9(a), 10 and 12(b) of the Act and the Rules 43, 45 and 52 thereunder to increase Unitil's authorized short-term borrowing to $45 million from $35 million and Fitchburg's authorized short-term borrowing to $30 million from $20 million. The prices that Unitil's subsidiaries, Unitil Power and Fitchburg, pay for wholesale electric and natural gas energy commodities has become unpredictably volatile and has sharply risen putting a heavy strain on Unitil's working capital and significantly increased its short-term borrowing requirements. Despite the recent granting of rate relief from the state regulatory authorities, rising wholesale energy commodity costs are expected to continue at this time to outstrip the effect of such relief reflecting the inherent lag in the regulatory cost recovery process. The Applicant's subsidiaries are absorbing an increasing portion of these costs by deferring such energy costs for recovery in a

--------
     1 For purposes of this Application-Declaration, Unitil and the Subsidiaries are collectively referred to as the "Applicants".



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later period.  Despite recent  authorized  increases in the borrowing  authority granted to Unitil and Fitchburg by this Commission and the above-mentioned rate relief, the Applicants are currently experiencing an acute need to borrow additional funds to principally satisfy the cost of their wholesale energy obligations. Applicants expect that this is a temporary phenomenon, but nevertheless  one  which  requires  additional  borrowing  authority  to  enable
Applicants  to  pay  for  wholesale  natural  gas  and  electricity   purchases.
Accordingly, Applicants ask the Commission to Expeditiously approve this Amendment.

     Unitil's Board of Directors authorized this short-term borrowing limit of $45 million on January 16, 2001, and Fitchburg's Board of Directors authorized the new limit of $30 million on the same date. See Exhibits B-2 and B-3.

     Any borrowings undertaken pursuant to this authorization will remain subject to the parameters set forth in the Order, as supplemented, except for the new aggregate limits of $45 million for Unitil and $30 million for Fitchburg. While some of these parameters are discussed or repeated in this Amendment, the decision not to repeat or describe a specific aspect of the Order or Original Application-Declaration does not affect its continuing validity.

     After the Commission authorized the borrowing authority requested in Amendment No. 3, Unitil began to utilize this new authority and had incurred approximately $33 million in short term debt as of December 31, 2000.

     As discussed in the Original Application-Declaration, Unitil requests authority to secure both formal and informal credit lines with a number of lending institutions. Formal credit lines under the proposed facilities may be subject to compensating balances and/or fee requirements. Compensating balance requirements will not exceed 5% of the committed credit line amount, and fees will not exceed 50 basis points times the total line of credit per annum. Unitil may change its credit line arrangements and obtain additional formal or informal credit lines over time.

     Applicants anticipates that most of Fitchburg's borrowings will be made through the Money Pool. However, the Fitchburg board resolutions do not prohibit Fitchburg from short- term borrowing outside of the Pooling Agreement. Accordingly, Fitchburg seeks Commission authorization for short-term borrowings up to $30 million through the Money Pool and through direct borrowings from commercial banks on terms similar to those on which Unitil borrows.

     The proposed transactions are not subject to Rules 53 and 54 under the Act. Neither Unitil nor any Subsidiary thereof presently has, or as a consequence of the proposed transactions will have, an interest in any exempt wholesale generator ("EWG") or foreign utility company ("FUCO"), as those terms are defined in Sections 32 and 33 of the Act, respectively. None of the proceeds from the proposed transactions will be used to acquire any securities of, or any interest in, an EWG or FUCO. Moreover, neither Unitil nor any of the Subsidiaries is, or as a consequence of the proposed transactions will become, a party to, and such entities do not and will not have any rights under, a service, sales or construction contract with any affiliated EWGs or FUCOs except in accordance with the rules and regulations promulgated by the Commission with respect thereto. Consequently, all applicable requirements of Rule 53(a)-(c) under the Act are satisfied as required by Rule 54 under the Act.


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ITEM 2.  FEES, COMMISSIONS AND EXPENSES

     The fees, commissions and expenses of the Applicants expected to be paid or incurred, directly or indirectly, in connection with the transactions described above are estimated as follows:

Legal fees                       ...................................... $5,000
Miscellaneous                    ...................................... $3,000
                          Total  ...................................... $8,000

ITEM 3.  APPLICABLE STATUTORY PROVISIONS

     Sections 6(a), 7, 9(a), 10 and 12(b) of the Act, and Rules 43, 45 and 52 thereunder, are directly applicable to this Application-Declaration as follows:

     (1) External Borrowings by Unitil and Fitchburg (Sections 6 and 7).

     Sections 6 and 7 apply to Unitil and Fitchburg's request to incur short-term debt.

     (2) Regulation of the Money Pool (Sections 6, 7, 9, 10 and 12(b) and Rules 43, 45 and 52).

     Sections 6, 7, 9, and 10 and Rule 52 govern  operation  of  Unitil's  Money
     Pool. Section 12(b) and Rules 43 and 45 also apply to transactions among registered holding companies, their subsidiaries and companies in the same holding company system and prohibit the transactions contemplated by the Money Pool without prior Commission authorization.

     As previously described in Pre-Effective Amendment No. 2 to Form U-1 in File 70-9633, filed with the Commission on May 23, 2000, the Unitil Money Pool may function under Rule 52 without commission approval. Concord, Exeter and Unitil Power have received orders from the New Hampshire Public Utility Commission authorizing their participation in the Money Pool. See Exhibits D-1 and D-2. Likewise, Fitchburg may participate pursuant to order of the Massachusetts Department of Telecommunications and Energy. See Exhibit D-3. Unitil Realty, Unitil Resources and Unitil Services are non-utility subsidiaries of Unitil whose short-term borrowings will be used solely for the purpose of financing their respective businesses at interest rates and with maturity dates that would parallel such lender's effective short-term cost of capital on any given date. Accordingly, such transactions are exempt from the prior approval requirements of Section 6 of the Act under Rule 52(b). Unitil may participate in the Money Pool pursuant to Rule 52(d).

ITEM 4.  REGULATORY APPROVALS

     The New Hampshire Public Utilities Commission has authority over the participation of Unitil, Concord, Exeter and Unitil Power in the Money Pool, and has issued an orders approving participation. See Exhibits D-1 and D-2. The Massachusetts Department of Telecommunications



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and Energy has authority over  Fitchburg's  participation in the Money Pool, and has issued an order approving participation. See Exhibit D-3.

ITEM 5.  PROCEDURE

     It is requested that the Commission issue and publish no later than January 12, 2001 such notice specifying January 27, 2001 as the date by which comments may be entered and the date on which an order granting and permitting the Application-Declaration to become effective may be entered by the Commission and that the Commission enter not later than January 31, 2001, an appropriate order granting and permitting this Application-Declaration to become effective.

     The Applicants respectfully request that appropriate and timely action be taken by the Commission in this matter. No recommended decision by a hearing officer or other responsible officer of the Commission is necessary or required in this matter. The Division of Investment Management of the Commission may assist in the preparation of the Commission's decision in this matter. There should be no thirty-day waiting period between the issuance and effective date of any order issued by the Commission in this matter, and it is respectfully requested that any such order be made effective immediately upon the entry thereof.

ITEM 6.  EXHIBITS AND FINANCIAL STATEMENTS

     a)   Exhibits

            Exhibit No.                  Description of Exhibit
            -----------                  ----------------------

                B-1 Cash Pooling and Loan Agreement, as amended (previously filed with Post-Effective Amendment No. 1).

                B-2 Resolutions of Fitchburg Board of Directors authorizing short-term borrowing limit of $30 million.

                B-3 Resolutions of Unitil Board of Directors authorizing short-term borrowing limit of $45 million.

                D-1 New Hampshire Public Utilities Commission Order No. 18,416 (Filed on Form SE and previously filed with Pre-Effective Amendment No. 2 to Form U-1, File 70-
                         9633).




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                D-2      New Hampshire  Public  Utilities  Commission  Order No.
                         17,373 (Filed on Form SE and previously filed with Pre-Effective Amendment No. 2 to Form U-1, File 70-
                         9633).

                D-3 Massachusetts Department of Telecommunications and Energy (formerly the Massachusetts Public Utilities Commission) Order No. MDPU 89-66 (Filed on Form SE and previously filed with Pre-Effective Amendment No. 2 to Form U-1, File 70- 9633).

                F-1      Opinion of Counsel.

                F-2 "Past Tense" Opinion of Counsel (to be filed by amendment).

                H-1      Proposed Form of Notice (previously filed).

          b)   Financial Statements

                No.                  Description of Financial Statement
                ---                  ----------------------------------

                FS-1 Actual and Pro Forma Balance Sheet and Statement of Earnings for the period ending September 30, 2000 for:

                         (a) Fitchburg;
                         (b) Unitil Corporation and Subsidiary Companies; and
                         (c) Unitil Company only (previously filed).

                FS-2 Unitil Corporation and Subsidiary Companies Consolidated Actual Balance Sheets and Statement of Earnings, September 30, 2000 (filed with the Commission with Unitil's 10-Q for the period ended September 30, 2000 and incorporated by reference herein).

ITEM 7.  INFORMATION AS TO ENVIRONMENTAL EFFECTS

     None of the matters that are the subject of this Application-Declaration involve a "major federal action" nor do they "significantly affect the quality of the human environment" as those terms are used in Section 102(2)(C) of the National Environmental Policy Act. None of the proposed transactions that are the subject of this Application-Declaration will result in changes in


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the operation of the Applicants that will have an impact on the environment. The
Applicants are not aware of any federal agency which has prepared or is preparing an environmental impact statement with respect to the transactions proposed herein.

                                    SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the Applicants have duly caused this Application-Declaration to be signed on their behalf by the undersigned thereunto duly authorized.

Dated:  February 8, 2001
                                                  UNITIL CORPORATION


                                                  By: /s/ Mark H. Collin
                                                     -------------------
                                                  Name:    Mark H. Collin
                                                  Title:   Treasurer



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